

TRULY SUSTAINABLE BUILDING MATERIALS
FOR PEOPLE & PLANET

PITCH VIDEO   INVESTOR PANEL

INVEST IN **HEMPITECTURE INC.**

High Performance, Carbon Negative Insulation

hempitecture.com   Sun Valley, ID

B2B	Manufacturing
Climate Change	Energy
	Sustainability

Highlights

Fast Growth
Revenue growing 2X/yr for at
least prior 6 months

1. 🥇 Largest company in the US to bring sustainable hemp insulation to market.

2. 🤝 Secured $1.1M in funding from New York State Energy & Research Development Authority

3. 🦺 Raised $4.6M with 1800+ investors and $500k GrowNY investment award

4. ❗ HempWool Sales grew 50% YoY in 2023 and are up 200% YoY 2024YTD

5. ♻️ To date, our production has offset an estimated 1.2 million pounds of CO2

6. ⚡ Partnership with the United States Department of Energy for product innovation and performance.

7. 🧭 Built coast to coast distribution and e-commerce sales solution within 1 year.

8. 🌱 Developing innovative new nontoxic, carbon-sequestering insulation products.

Featured Investor



Brendan Franich
Syndicate Lead

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Invested $1,505,000 ⓘ

"ONX invested in Hempitecture's first fundraising round, and continues to believe in Hempitecture's vision of developing sustainable building material. Hempitecture's product portfolio of carbon negative insulation products aligns with ONX's sustainability objectives of building carbon neutral homes by 2030. Hempitecture is a market leader in HempWool, a sustainable alternative insulation offering comparable thermal properties and ease of installation."

Our Team



Matthew Mead Chief Executive Officer

Mattie founded Hempitecture with the idea that natural materials can reduce embodied carbon. He managed Hempitecture's 33k SqFt manufacturing facility buildout, and oversees the development Hempitecture's product roadmap with team members and R&D partners

Hempitecture is a Public Benefit Corporation with a purpose to create healthy, energy efficient habitats that positively impact inhabitants as well as environment through the sequestration of Carbon Dioxide. We specialize in hemp building materials because they store carbon dioxide and can be higher performing than conventional materials.



Tommy Gibbons Chief Innovation Officer

Tommy manages Hempitecture's internal operations and financial administration. He is also involved in various innovation initiatives to develop new products and grow Hempitecture's business organically and alongside strategic partners.



Ashil Parag Head of Strategy

Ashil is a seasoned startup founder with successful exits. At Hempitecture, Ashil oversees growth initiatives such as marketing campaigns, brand awareness, and product launch strategy.



Aimee Christensen Board Member and Advisor

Aimee is the former Climate Maven at Google, and has held various positions overseeing Climate and Sustainability Policy at the Department of Energy, the Clinton Administration, and is the Founder of Christensen Global, a renowned consulting firm.



Michael Marks Board Member and Advisor

Michael is the former CEO of Flextronics, bringing the company to $14 Billion in revenue per year. He is the former CEO of Tesla before Elon Musk, has developed disruptive building technologies companies such as Onx, and is the Founder of Celesta Capital.

The Future of Truly Sustainable Building Materials

Hempitecture's mission is simple: we manufacture healthy, non-toxic biobased insulation for People and Planet.



Our materials are healthier, more sustainable alternatives to conventional,

toxic thermal insulation that's on the market today. We are significantly reducing embodied carbon in the built environment by using rapidly renewable plant-based feedstocks that are carbon capturing and restore rural agriculture at scale.

There is a big problem.

40%
of all greenhouse gas emissions are generated by built environments.

The issue of greenhouse gases poses a substantial threat to both human well-being and the planet. The construction and operation of buildings contribute significantly to carbon emissions, exacerbating the challenges associated with climate change. From energy-intensive construction processes, we must address the impact of greenhouse gases in the built environment.

Hempitecture is solving both the Operational and Embodied Carbon Problem

 

Embodied Carbon is the sum of all greenhouse gas emissions to produce materials for a building.

mining, harvesting, processing, manufacturing, transporting, and installing

Operational Carbon is the amount of carbon emitted during the in-use phase of a building.

To truly make a global impact, we must focus on two things:

1. Lower embodied carbon in building materials.

2. The low-carbon materials we use, must contribute to energy-efficient built environments.

Which is why we've built Hempitecture!

We Have A Solution



Our carbon negative materials, derived



from industrial hemp are designed to
replace conventional toxic materials, and
lower the impact of embodied carbon.

We've considered a number of raw materials for a healthier materials and healthier living environments. **Opting for materials that are free from harmful chemicals and allergens contributes to a safer and healthier home.** Additionally, considering insulation materials with high thermal performance helps enhance energy efficiency, promoting a comfortable and sustainable living space.

And lastly we considered the impact of those materials to our planet.



Why Hemp

Hemp is a carbon-capturing, soil-regenerating crop that requires little water to farm, needs no fertilizers or pesticides, and restores rural agriculture at scale.

Hemp sequesters ~9 Tons of CO_2/acre during it's growing season.

Our competitive advantage over other biobased building materials.

	Hemp	Timber	Denim	Cellulose	Wool	Mycelium
Rapidly renewable	✓				✓	✓
Carbon capturing	✓	✓		✓		✓
Low energy to produce	✓		✓	✓	✓	✓
Supply available	✓	✓	✓			
Performance	✓	✓	✓		✓	

In 2022, Hempitecture closed our first round of funding on Wefunder where we raised over $4,600,000 from over 1800 investors to build a manufacturing facility.

We delivered on that promise and opened the first of it's kind materials production plant in February of 2023.



We have built **proprietary processes & innovative tech** to redefine the manufacturing of building materials.



We have successfully formulated our flagship product HempWool®, which is an in-cavity batt insulation made from hemp fiber.



The impact is _real_.

1,562	**1,208,256**
Projects Served	LBS of CO_2 Captured
1,008,560	**82,580**
LBS of Hemp Fiber Used	SqFt Produced

Our next big step is to build out a comprehensive family of products, for whole home solutions!


HempWool
LOW DENSITY BATT
FiberPad
UNDERLAYMENT
PlantPanel X
EXTERIOR RIGID BOARD
PlantPanel I
INTERIOR RIGID BOARD
HempWool+
HIGH DENSITY BATT
HempWoolAcoustic
MEDIUM DENSITY BATT
FiberFill
BLOWN INSULATE

This family of products will allow buildings to achieve an unprecedented level of performance made from biobased and recycled feedstocks that allows us to realize our vision of Truly Sustainable Materials.

Introducing the ClimateSmart Enclosure: High Performance, Low-Carbon Construction



Sheathing

PlantPanel X (continuous rigid board)

Exterior moisture barrier

Back vented siding system

Interior finish options include drywall or HempBlock

PlantPanel I (continuous rigid board)

Interior air barrier & smart vapor retarder

HempWool batt

With your investment, we will be able to finalize our family of products, get certified to code compliance and commercialize at scale.

We're currently undergoing numerous certifications, with some testing and certifications already received and validated.







Together, we can continue to transform the way we experience insulation.

No more toxic materials, off-gassing, VOC's, or landfill contributions.



Why Join Us?

We have M O M E N T U M!

After closing our first round of funding in 2022, we partnered with the Department of Energy to continue developing our low-carbon insulation and bring it to market.

We were awarded $500,000 from GrowNY to expand into New York.

In 2023 we received $1,100,000 contract from the New York State Energy and Research Development Authority to add a second manufacturing facility to the east coast with hopes of bringing healthy non-toxic alternative building materials to market.



$1,500,000
2024 Projected HempWool sales

(Represents 2x growth YoY)

And this doesnt even take
into account sales from our

$1,000,000

2024 PO commits for Toll manufacturing

into account sales from our upcoming 2024 products!

Hempitecture is at the forefront of positive environmental impact, with tailwinds positioning us for economic growth.



Incentives & Climate Action

Inflation Reduction Act
tax credits, grants, loan opportunities

EnergyStar
tax credits for energy efficiency

Renew America's Nonprofits
funding for mission-focused initiatives

Better Buildings Initiatives
energy reduction and cost saving

Residential Efficiency
tax credit

Homes Act
rebates for home efficiency

DOE Electrification Program
rebates on insulation

Title 17: Clean Energy Financing
Subsidized loans via LPO

48C Manufacturing Tax Credits
Transferable tax credits for climate tech investment

With your help, we have a tangible future where natural, non-toxic building materials like HempWool become the industry standard. By scaling biobased materials, we can help displace harmful, unhealthy, unsustainable products on the market today.

Help us create healthier homes, happier people and a cleaner planet.

Don't take our word for it! Check out the partners that have backed Hempitecture's mission to build a better world with healthier materials for

Hempitecture's mission to build a better world with healthier materials for people and planet.


Investment Partners
CORNELL
NYSERDA
onx

Meet the Problem Solvers


Mattie Mead
Founder + CEO
Tommy Gibbons
CoFounder + CIO
Aimee Christensen
Intl' Climate Policy Strategist
Michael Marks
Former Tesla CEO
Max Sagdahl
Head of Sales
Jonnie Pedersen
Growth Operations
Sondra Cadavieco
Logistics
Dashawn Hutchinson
Manufacturing Tech
Ashil Parag
Creative + Strategy
Trent Baker
Plant Manager
Dom Emery
Manufacturing Tech
JD Merchant
Warehousing Operations

We are a team of mission-minded dreamers, galvanized by the fact that we *can* make a measurable difference in creating better products for people and planet.

Use of Funds

Hempitecture is seeking to raise $5m through equity crowdfunding. This funding will be paired with $1.1m from NYSERDA for our next chapter.

- Purchase 2nd manufacturing line for east coast manufacturing hub

- Lease ~40k sqft of industrial space for east coast manufacturing hub

- Supply chain development in coordination with fiber supply partners

- Accelerate code compliance testing for new product offerings that we are launching in 2024

- Accelerate marketing efforts to gain additional traction in bioinsulance space

- Add distribution locations to lower landed-cost to customers, increasing customer acquisition rate

- Develop blowable, loosefill hemp insulation, build prototype (small scale) production line in existing Idaho factory

- Scale prototype line for full scale installation in east coast factory

Reserve Your Investment In Hempitecture Today.

